Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT REPORTS STRONG CONTRACT FLOW OVER THE
PAST MONTHS

Several New Contracts Signed During the Current Quarter, Worth a Combined $13.6
Million

OMER, Israel – December 18, 2006 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that it has signed a total of 21 new contracts since the beginning of the current quarter.

The new contracts are worth a total of $13.6 million, over a period of up to 3 years and averaging 33 months. Out of the 21 contracts, 9 represent new clients for RRSat’s global distribution services, and 12 are existing clients that are extending their relationship with the company by purchasing additional services.

David Rivel, Chief Executive Officer of RRSat, commented, “This has been a very busy quarter for us so far. We are very happy that our first announcement following our IPO is reporting on the very strong progress that we have made in the last months.”

“Some of the contracts that we have won are significant and with important brand names, such as Russia Today, Music One, and Fashion TV. We are also pleased that a large portion of this group consists of existing clients that extended their commitment to RRSat by purchasing additional long-term value added services,” continued Mr. Rivel. “This is a testimony to our customers’ satisfaction with the compelling value proposition we offer them, across both our distribution and value-added services capabilities. We expect to continue to leverage our substantial client base for these types of up-selling opportunities.”

“Additionally, we have acquired 9 new clients that have decided to switch to RRSat because of our ability to provide them with a one-stop shop for global distribution services and content management, at lower cost and higher transmission quality. We look forward to continue reporting our successes over the next few months,” concluded Mr. Rivel.

About RRSat Global Communications Network Ltd

RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through our proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. Our comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 265 television channels and more than 80 radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and our the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes over the next few months. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.